UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 11, 2015

uniQure N.V.

Jörn Aldag, Chief Executive Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of uniQure N.V. dated June 11, 2015, announcing the Company’s unaudited financial results for the first quarter ended March 31, 2015; and furnished as Exhibit 99.2 to this Report on Form 6-K are the Company’s unaudited financial statements for the first quarter ended March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: June 11, 2015	By:	/S/ JÖRN ALDAG
Jörn Aldag
Chief Executive Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press release of uniQure N.V. dated June 11, 2015, announcing the Company’s unaudited financial results for the first quarter ended March 31, 2015.
99.2	Unaudited financial statements for the first quarter ended March 31, 2015.